                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       --------

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                          EVANS WITHYCOMBE RESIDENTIAL, L.P.
- -------------------------------------------------------------------------------
                                   (Name of Issuer)

                                   Partnership Unit
- -------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                    Not Applicable
- -------------------------------------------------------------------------------
                                    (CUSIP number)

                                   STEPHEN O. EVANS
                        c/o EVANS WITHYCOMBE RESIDENTIAL, INC.
                        6991 EAST CAMELBACK ROAD, SUITE A-200
                              SCOTTSDALE, ARIZONA  85251
                                    (602) 840-1040
- -------------------------------------------------------------------------------
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                   August 27, 1997
- -------------------------------------------------------------------------------
               (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                            (Page 1 of 12 Pages)

CUSIP NO.  N/A                       13D                     PAGE 2 OF 12 PAGES
- --------------                                               ------------------

- -------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Stephen O. Evans
- -------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /x/
                                                                       (b) / /

- -------------------------------------------------------------------------------
3   SEC USE ONLY

- -------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable
- -------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) or 2(e)   / /

- -------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- -------------------------------------------------------------------------------
  NUMBER OF     7    SOLE VOTING POWER
   SHARES
                     769,899
                ---------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
                     2,089,551
                ---------------------------------------------------------------
    EACH        9    SOLE DISPOSITIVE POWER
  REPORTING
                     769,899
                ---------------------------------------------------------------
PERSON WITH     10   SHARED DISPOSITIVE POWER

                     2,089,551
- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,859,450
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.5%
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- -------------------------------------------------------------------------------

CUSIP NO.  N/A                     13D                       PAGE 3 OF 12 PAGES
- --------------                                               ------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     F. Keith Withycombe
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /x/
                                                                        (b) / /

- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)   / /

- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES
                    772,199
               ----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
 OWNED BY
                    1,954,001
               ----------------------------------------------------------------
   EACH        9    SOLE DISPOSITIVE POWER
 REPORTING
                    772,199
               ----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER

                    1,954,001
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,726,200
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.9%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- -------------------------------------------------------------------------------

CUSIP NO.  N/A                      13D                       PAGE 4 OF 12 PAGES
- --------------                                                ------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     EW Investments Limited Partnership
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /x/
                                                                       (b) / /

- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)   / /

- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona
- -------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES
                    1,632,114
               ----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
 OWNED BY
                    0
               ----------------------------------------------------------------
   EACH        9    SOLE DISPOSITIVE POWER
 REPORTING
                    1,632,114
               ----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER

                    0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,632,114
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      / /

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
- -------------------------------------------------------------------------------

CUSIP NO.  N/A                       13D                      PAGE 5 OF 12 PAGES
- --------------                                                ------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Evans Family Limited Liability Company
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /x/
                                                                        (b) / /

- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)   / /

- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona
- -------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES
                    135,550
               ----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
                    0
               ----------------------------------------------------------------
   EACH        9    SOLE DISPOSITIVE POWER
 REPORTING
                    135,550
               ----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER

                    0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      135,550
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      / /

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
- -------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the units of limited partnership of (the "Units"), of Evans Withycombe Residential, L.P., a Delaware limited partnership (the "Company"). The principal executive offices of the Company are located at 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of the following persons (collectively, the "Unitholders"): (1) Stephen O. Evans; (2) F. Keith Withycombe; (3) EW Investments Limited Partnership, an Arizona limited partnership; and (4) The Evans Family Limited Liability Company, an Arizona limited liability company.

         STEPHEN O. EVANS

         The business address of Stephen O. Evans is c/o Evans Withycombe Residential, Inc., 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251. Mr. Evans is the Chairman of the Board and Chief Executive Officer of Evans Withycombe Residential, Inc. ("EWR"), a Maryland corporation and general partner of the Company. The Company and EWR develop, acquire, own and manage upscale multifamily apartment communities.

         Mr. Evans has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Evans is a citizen of the United States.

         F. KEITH WITHYCOMBE

         The business address of F. Keith Withycombe is c/o Evans Withycombe Residential, Inc., 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251. Mr. Withycombe is a director of EWR.

         Mr. Withycombe has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Withycombe is a citizen of the United States.

         EW INVESTMENTS LIMITED PARTNERSHIP

         EW Investments Limited Partnership ("EWILP"), an Arizona limited partnership, was formed to acquire, own, develop, improve, manage, encumber, mortgage, lease, sell, transfer, exchange, venture, joint venture and hold for investment real property located in certain counties of the state of Arizona. EWILP's business address is c/o EW Investments, Inc., 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251.

         EWILP has not during the last five years been convicted in a criminal proceeding or been a party to a civil proceeding resulting in its being subject to a judgment, decree or final

                              Page 6 of 12
                                       ----
order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         EW Investments, Inc., an Arizona corporation ("EWI"), is the general partner of EWILP. EWI's business is to serve as the general partner of EWILP. EWI's principal business address is 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251. Stephen O. Evans, F. Keith Withycombe and Paul R. Fannin are the Chairman, President and Treasurer, and Vice President and Secretary, respectively, of EWI. Messrs. Evans and Withycombe are also the directors of EWI.

         The business address of Paul R. Fannin is c/o Evans Withycombe Residential, Inc., 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251. Mr. Fannin is the Senior Vice President, Chief Financial Officer, Treasurer and Secretary of EWR. Mr. Fannin has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Fannin is a citizen of the United States.

         THE EVANS FAMILY LIMITED LIABILITY COMPANY

         The Evans Family Limited Liability Company ("Evans LLC"), an Arizona limited liability company, was formed to acquire and hold for investment
(i) interests in partnerships which own real estate rental properties and
(ii) stocks, bonds and other marketable securities. The address of Evans LLC is c/o its manager, Stephen O. Evans, whose business address is provided above.

         Evans LLC has not during the last five years been convicted in a criminal proceeding or been a party to a civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The managers of Evans LLC are Stephen O. Evans and Arduth L. Evans (each, a "Manager"). The members of Evans LLC are Mr. and Mrs. Evans, Pamela K. Evans, Matthew S. Evans and Elizabeth C. Evans (collectively, the "Members"). The business address of each of the Members is 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251.

         Arduth L. Evans is a community volunteer. Mrs. Evans has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mrs. Evans is a citizen of the United States.

         Pamela K. Evans is a school teacher. Pamela K. Evans has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Pamela K. Evans is a citizen of the United States.

         Matthew S. Evans is a mortgage banker. Matthew S. Evans has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting

                                   Page 7 of 12
                                            ----
in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Matthew S. Evans is a citizen of the United States.

         Elizabeth C. Evans is a student. Elizabeth C. Evans has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Elizabeth C. Evans is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A

ITEM 4.  PURPOSE OF TRANSACTION

         On August 27, 1997, the Company and ERP Operating Limited Partnership, an Illinois limited partnership ("ERP"), entered into an Asset Contribution Agreement (the "Asset Contribution Agreement"), dated as of August 27, 1997, pursuant to which the Company agreed, subject to certain conditions, to contribute all of its assets to ERP (the "Contribution") in exchange for units of limited partnership interest in ERP ("ERP Units") following the Merger (as defined below). The Asset Contribution Agreement was entered into in connection with the contemplated merger ("Merger") of EWR with and into Equity Residential Properties Trust ("EQR"), a Maryland real estate investment trust and sole general partner of ERP, pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 27, 1997, between EQR and EWR. The number of ERP Units to be received by the Company in consideration for the Contribution shall equal the number of units of limited partnership interest in the Company ("the Company Units") outstanding immediately prior to the Contribution multiplied by 0.50 (the "Exchange Ratio"). The Contribution shall occur upon ERP giving notice to the Company at any time following the first to occur of
(i) the date twelve months after the consummation of the Merger, (ii) the date on which EQR receives an opinion of a nationally recognized tax counsel satisfactory to it or a ruling from the Internal Revenue Service that the Contribution may be effected without adversely affecting the qualification of the Merger as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), or (iii) the date on which regulations are promulgated by the Department of the Treasury which, in the opinion of a nationally recognized tax counsel satisfactory to EQR, would permit the Contribution to occur without adversely affecting the qualification of the Merger as a tax-free reorganization within the meaning of Section 368 of the Code. If ERP fails to give such notice by December 31, 1999, the Asset Contribution Agreement shall terminate and the Company shall

                                    Page 8 of 12
                                             ----
have no further obligations thereunder. The Contribution is also subject to the approval of the limited partners of the Company.

         The Unitholders have agreed to contribute their Company Units to ERP in exchange for ERP Units pursuant to a Unit Contribution Agreement (the "Unit Contribution Agreement"), dated as of August 27, 1997, between ERP and the Unitholders. The number of ERP Units to be received by the Unitholders immediately following the effectiveness of the Merger pursuant to the Unit Contribution Agreement shall equal the number of Company Units contributed to ERP by the Unitholders multiplied by the Exchange Ratio. Following the effectiveness of the Merger and contribution of Company Units pursuant to the Unit Contribution Agreement, but prior to the effectiveness of the Asset Contribution Agreement or contribution of Company Units by other Company unit holders which are anticipated to be made pursuant to an exchange offer, (i) ERP will own approximately 13.28% of the total number of the Company Units currently outstanding, 1% of which will represent a general partnership interest in the Company and (ii) EQR will own approximately 81.74% of the total number of Company Units currently outstanding, 1% of which will represent a general partnership interest in the Company.

         On August 27, 1997 each of the Unitholders entered into a letter agreement with EQR (the "Voting Agreement"), whereby each Unitholder agreed, among other things, to vote all Units owned by him or it in favor of the Merger, the Contribution, certain amendments to the Company's limited partnership agreement and certain related transactions described in and contemplated by the Merger Agreement.

         Except as described above, the Unitholders do not presently have any other proposals or plans which would result in any event listed in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         STEPHEN O. EVANS. Stephen O. Evans directly owns 769,899 Units, representing 3.1% of the outstanding Units. Mr. Evans, as the Chairman of the general partner of EWILP, may be deemed the beneficial owner with shared voting and dispositive power of 1,632,114 Units held by EWILP. Additionally, Mr. Evans, as a manager of Evans LLC, may be deemed the beneficial owner with shared voting and dispositive power of 135,550 Units held by Evans LLC. Mr. Evans may also be deemed the beneficial owner with shared voting and dispositive power of an aggregate of 321,887 Units held by EW Cottonwood/Tempe Limited Partnership, EW Lakewood Limited Partnership, EW/SWS Investors Limited Partnership and EW Kachina Limited Partnership (collectively, the "EW LPs"). Mr. Evans is the Chairman of Evans Withycombe Communities, Inc., an Arizona corporation ("Communities"), which is the general partner of each of the EW LPs. In the aggregate, Mr. Evans may be deemed to beneficially own 2,859,450 Units, which represents 11.5% of the outstanding Units. Mr. Evans has not effected any transactions involving Units during the past sixty days.

         F. KEITH WITHYCOMBE. F. Keith Withycombe directly owns 772,199 Units, representing 3.1% of the outstanding Units. Mr. Withycombe, as the President and Treasurer of the general partner of EWILP, may be deemed the beneficial owner with shared voting and dispositive power of 1,632,114 Units held by EWILP. Mr. Withycombe may also be deemed the beneficial owner with shared voting and dispositive power of an aggregate of 321,887 Units held by the EW LPs. Mr. Withycombe is the President and Treasurer of Communities. In the aggregate, Mr. Withycombe may be deemed to beneficially own 2,726,200 Units, which represents 10.9% of the outstanding Units. Mr. Withycombe has not effected any transactions involving Units during the past sixty days.

                                        Page 9 of 12
                                                 ----

         EWILP. EWILP directly owns 1,632,114 Units, representing 6.5% of the outstanding Units. EWILP has not effected any transactions involving Units during the past sixty days.

         EVANS LLC. Evans LLC directly owns 135,550 Units, representing 0.5% of the outstanding Units. Evans LLC has not effected any transactions involving Units during the past sixty days.

         EWI. EWI, as the general partner of EWILP, may be deemed to beneficially own the 1,632,114 Units held by EWILP, representing 6.5% of the outstanding Units. EWI has not effected any transactions involving Units during the past sixty days.

         PAUL R. FANNIN. Mr. Fannin, as the Vice President and Secretary of the general partner of EWILP, may be deemed the beneficial owner with shared voting and dispositive power of 1,632,114 Units held by EWILP, representing 6.5% of the outstanding Units. Mr. Fannin has not effected any transactions involving Units during the past sixty days.

         ARDUTH EVANS. Arduth Evans, as a manager of Evans LLC, may be deemed the beneficial owner with shared voting and dispositive power of 135,550 Units held by Evans LLC, representing 0.5% of the outstanding Units. Mrs. Evans may be deemed to share beneficial ownership with respect to the Units owned by her husband, Stephen O. Evans. Mrs. Evans disclaims beneficial ownership of such Units. Mrs. Evans has not effected any transactions involving Units during the past sixty days.

         None of Pamela K. Evans, Matthew S. Evans or Elizabeth C. Evans (collectively, the "Evans LLC Members") are the beneficial owners of Units. None of the Evans LLC Members has effected any transactions involving Units during the past sixty days.

         In the aggregate, the Unitholders may be deemed to beneficially own 3,631,649 Units, representing 14.6% of the outstanding Units. Pursuant to Rule 13d-4, each of the Unitholders disclaims beneficial ownership of any Units other than his or its own, except that Stephen O. Evans does not disclaim beneficial ownership of the Units held by Evans LLC and Stephen O. Evans and F. Keith Withycombe do not disclaim beneficial ownership of the Units held by EWILP.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Unitholders have entered into the Voting Agreement and the Unit Contribution Agreement which are described above in Item 4 of this Schedule 13D and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 --   Voting Agreement dated August 27, 1997, among Equity
Residential Properties Trust, Stephen O. Evans, F. Keith Withycombe, EW Investments Limited Partnership and The Evans Family Limited Liability Company

         Exhibit 2 --   Schedule 13D Joint Filing Agreement dated September 5,
1997, among Stephen O. Evans, F. Keith Withycombe, EW Investments Limited Partnership and The Evans Family Limited Liability Company

         Exhibit 3 -- Agreement and Plan of Merger dated August 27, 1997, between Equity Residential Properties Trust and Evans Withycombe Residential, Inc. (incorporated by

                                    Page 10 of 12
                                              ----
reference to the Current Report on Form 8-K of Evans Withycombe Residential, Inc. filed August 29, 1997)

         Exhibit 4 --   Unit Contribution Agreement, dated as of August 27,
1997, by and among EQR and Stephen O. Evans, F. Keith Withycombe, EW Investments Limited Partnership and The Evans Family Limited Liability Company (incorporated by reference to the Current Report on Form 8-K of Evans Withycombe Residential, L.P. filed August 29, 1997)

         Exhibit 5 --   Asset Contribution Agreement, dated as of August 27,
1997, between Evans Withycombe Residential, L.P. and ERP Operating Limited Partnership (incorporated by reference to the Current Report on Form 8-K of Evans Withycombe Residential, L.P. filed August 29, 1997)


                                      Page 11 of 12
                                                ----

                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 5, 1997     STEPHEN O. EVANS

                             /s/ Stephen O. Evans
                             ----------------------------------------------
Date:  September 5, 1997     F. KEITH WITHYCOMBE

                             /s/ F. Keith Withycombe
                             ----------------------------------------------
Date:  September 5, 1997     EW INVESTMENTS LIMITED PARTNERSHIP

                             By:  EW Investments, Inc., its general partner


                                 By: /s/ Stephen O. Evans
                                    ---------------------------------------
                                 Name:  Stephen O. Evans
                                 Title:  Chairman

Date:  September 5, 1997     THE EVANS FAMILY LIMITED LIABILITY COMPANY


                             By: /s/ Stephen O. Evans
                                -------------------------------------------
                             Name:  Stephen O. Evans
                             Title:  Manager


                                   Page 12 of 12
                                             ----